

02007712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 07 2002

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SEC FILE NUMBER
8-40524

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARTER CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 OLD POST ROAD
(No. and Street)

SOUTHPORT (City) CT (State) 06490 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL CARTER 203-254-3333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nishball, CARP, NIEDERMEIER + PAWCOWTA + CO.
(Name — *if individual, state last, first, middle name*)

4 CORPORATE DRIVE (Address) SHELTON (City) CT (State) 06484 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARTER CAPITAL CORPORATION, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

HILDA H. AGOSTO
NOTARY PUBLIC
My Commission Expires January 31, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARTER CAPITAL CORPORATION

TABLE OF CONTENTS

	Page
Independent auditor's report	1
Statement of financial condition	2
Statement of operations and retained earnings	3
Statement of cash flows	4
Notes to financial statements	5-7
Supplementary information	
Computation of net capital pursuant to Rule 15c3-1 of the SEC	8
Report of independent auditor on internal accounting control required by SEC Rule 17a-5	9-10

Stanley A. Carp, CPA
Christopher A. Gallo, CPA
Michael E. Niedermeier, CPA
John J. Pacowta, CPA
Jane G. Sabatini, CPA
Harry J. Zinn, CPA
Robert L. Nishball, CPA
Of Counsel



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Stockholder
Carter Capital Corporation
Southport, CT 06490

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Carter Capital Corporation as of December 31, 2001 and 2000, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of Carter Capital Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nishball Carp Niedermeier Pacowta & Co, P.C.

Certified Public Accountants

January 28, 2002

An Independent Member of BKR International
Member American Institute of Certified Public Accountants Division for CPA Firms

4 Corporate Drive, Shelton, CT 06484 • (203) 944-2100 • Fax (203) 944-2111 • (800) 529-9295
60 North Main Street, Waterbury, CT 06702 • (203) 597-9400 • Fax (203) 753-4586 • www.ncnp.com

CARTER CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2001	2000
Current assets		
Cash	$ 23,536	$ 14,433
Due from affiliate	-0-	677
Total current assets	23,536	15,110
Other assets		
Non-marketable securities	28,500	28,500
Total other assets	28,500	28,500
Total assets	$ 52,036	$ 43,610

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities		
Accrued expenses	$ -0-	$ 250
Due to affiliate	2,323	-0-
Total current liabilities	2,323	250
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding	21,000	21,000
Retained earnings	28,713	22,360
Total stockholder's equity	49,713	43,360
Total liabilities and stockholder's equity	$ 52,036	$ 43,610

See accompanying notes

CARTER CAPITAL CORPORATION
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Revenues		
Fees and valuations	$ 30,000	$ 626,283
Expense reimbursement	-0-	1,652
Interest income	486	175
Total revenues	**30,486**	**628,110**
Operating expenses		
Management fee	19,000	443,596
Consulting	-0-	179,599
Professional fees	4,000	4,000
Dues and licenses	1,126	665
Miscellaneous	7	-0-
Total operating expenses	**24,133**	**627,860**
Income before income taxes	**6,353**	**250**
Income taxes	-0-	250
Net income	**6,353**	**-0-**
Retained earnings - beginning	22,360	22,360
Retained earnings - ending	$ 28,713	$ 22,360

See accompanying notes

CARTER CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
Cash flows from operating activities		
Net income	$ 6,353	$ -0-
Adjustments to reconcile net income to net cash from operating activities		
Change in due from affiliate	3,000	28,796
Change in accrued expenses	(250)	-0-
Total adjustments	2,750	28,796
Net cash provided by operating activities	9,103	28,796
Cash flows from investing activities		
Purchase of non-marketable securities	-0-	(28,500)
Net cash used in investing activities	-0-	(28,500)
Net increase in cash and cash equivalents	9,103	296
Cash and cash equivalents at beginning of year	14,433	14,137
Cash and cash equivalents at end of year	$ 23,536	$ 14,433

See accompanying notes

CARTER CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

Summary of significant accounting policies

This summary of significant accounting policies of Carter Capital Corporation (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Description of business – the Company is a broker – dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the statutes of the State of Connecticut in 1987.

Method of accounting - the Company utilizes the accrual method of accounting for financial reporting.

Cash and cash equivalents - the Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents.

Accounts receivable – accounts receivable are shown net of an allowance for doubtful accounts. There was no allowance deemed necessary by management at December 31, 2001 and 2000.

Income taxes - the Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on the Company's taxable income. Prior to January 1, 2001, the State of Connecticut taxed "S" corporations at the corporate level.

Use of estimates in financial statements - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CARTER CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

Due to/from affiliate

These represent short term, non-interest bearing receivables due from a related party owned by the Company's sole stockholder.

Non-marketable securities

During 2000, the Company purchased 2,100 warrants in NASDAQ Stock Market, Inc. ("NASDAQ") at prices ranging from $11 to $14 per warrant in a private placement offering. The Company can exercise these warrants to purchase common stock in NASDAQ from June 28, 2002 to June 27, 2006 at prices ranging from $13 to $16 per share.

Profit sharing plan

The Company has a defined contribution profit-sharing plan and a money purchase plan that cover all eligible employees. Contributions to the plans are at the discretion of the Board of Directors.

Income taxes

Income tax expense consists of the following:

	2001	2000
State	$-0-	$250
Total	$-0-	$250

The State of Connecticut has phased out corporate business income taxes on "S" Corporations starting with the year ended December 31, 2001. Consequently, income and loss items will pass through to the stockholder. Therefore, a tax provision is no longer deemed necessary.

Related party transactions

The Company pays a fee for management services to a related party. The management fee totaled $19,000 and $443,596 for 2001 and 2000, respectively.

Customer securities – possession and control requirements

The Company is exempt from certain provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

CARTER CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

Capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2001:

Net capital	$20,835
Excess of net capital over the requirement	$15,835
Aggregate indebtedness to net capital	0.11 to 1.00

Contingencies

The Company maintains cash and cash equivalents at various financial institutions, which are insured by the Federal Deposit Insurance Company (FDIC) up to $100,000 per institution. At various times during 2000, the Company had uninsured cash balances.

CARTER CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC
DECEMBER 31, 2001

Net capital		
Total stockholder's equity qualified for net capital	$	49,713
Deductions and/or charges:		
Nonallowable assets:		
Non-marketable securities		28,500
Haircuts on securities:		
Money market fund - 2%		378
Net capital		**20,835**
Minimum net capital required		**5,000**
Excess of net capital over minimum requirements	$	15,835
Aggregate indebtedness		
Due to affiliate		2,323
Total aggregate indebtedness	$	2,323

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2001 computation of net capital reported to NASD. As a result, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

Stanley A. Carp, CPA
Christopher A. Gallo, CPA
Michael E. Niedermeier, CPA
John J. Pacowta, CPA
Jane G. Sabatini, CPA
Harry J. Zinn, CPA
Robert L. Nishball, CPA
Of Counsel



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Stockholder
Carter Capital Corporation
Southport, CT 06490

In planning and performing our audit of the financial statements of Carter Capital Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder
Carter Capital Corporation
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Nishball Carp Niedermeier Pacowta & Co, P.C.

Certified Public Accountants

January 28, 2002

CARTER CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000



Nishball, Carp, Niedermeier, Pacowta & Co., P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS